UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Exact name of registrant as specified in its charter)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date:	February 14, 2012	By:	/s/ Grace Wu
Name: Grace Wu
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
ANNOUNCES COMPLETION OF MERGER

SHANGHAI, China, February 14, 2012 — Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, announced today the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated November 22, 2011 (the “Merger Agreement”) among the Company, Premium Lead Company Limited (“Parent”), a British Virgin Islands business company jointly owned by Mr. Tianqiao Chen, Chairman of the board of directors, Chief Executive Officer and President of Shanda, his wife Ms. Qian Qian Chrissy Luo, who is a non-executive director of Shanda, and his brother Mr. Danian Chen, who is the Chief Operating Officer and a director of Shanda, and New Era Investment Holding Ltd., a wholly owned subsidiary of Parent (“Merger Sub”). As a result of the merger, Shanda became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on today, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the merger, other than (a) the Shares and American depositary shares (“ADSs”) beneficially owned by the Buyer Group (as defined in the Company’s proxy statement dated January 13, 2012) and (b) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law (the “Dissenting Shares”), has been cancelled in exchange for the right to receive $20.675 and each ADS, each representing two Shares, represents the right to receive $41.35 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after The Bank of New York Mellon, the Company’s Depositary, receives the merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact Computershare Trust Company, N.A., the Share paying agent, toll free at +1 800 546 5141 (or +1 781 575 2765 outside of the United States) and holders of ADSs may contact The Bank of New York Mellon toll free at +1 866 300 4353 (or +1 201 680 6921 outside of the United States).

The Company also announced today that it requested that trading of its ADSs on the Nasdaq Global Select Market (the “NASDAQ”) be suspended beginning on February 15, 2012. The Company requested the NASDAQ to file Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Shanda Interactive Entertainment Limited

Shanda is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
      (852) 2851-0177(Hong Kong)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com